4033652

FILED
Secretary of State
State of California
JUN 06 2017

ARTICLES OF INCORPORATION

OF

THE LEI COMPANY COOPERATIVE, INC.

ARTICLE I

The name of the corporation is The Lei Company Cooperative, Inc. (the "Corporation").

ARTICLE II

This Corporation is a cooperative corporation organized under the Cooperative Corporation Law. The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the law.

This corporation is a worker cooperative corporation organized under the Cooperative Corporation Law.

ARTICLE III

The Corporation shall have an unlimited number of members. The requirements for membership shall be set forth in the Bylaws of the Corporation.

The voting power and the proprietary interests of the members shall be unequal. The rules by which the voting power and proprietary interests of the members shall be determined shall be prescribed in the Bylaws of the Corporation.

ARTICLE IV

The Board of Directors of the Corporation is expressly authorized to make, alter, or repeal the Bylaws of the Corporation in accordance with the Cooperative Corporation Law, except as set forth in the Bylaws of the Corporation.

ARTICLE V

(A) The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(B) The Corporation is authorized to provide indemnification of agents to the fullest extent permissible under California law.

(C) Any amendment, repeal or modification of the foregoing provisions of this Article V by the members of the Corporation shall not adversely affect any right or protection of

a director or agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VI

The name of the Corporation's initial agent for service of process in the State of California is Tiffany Rose Naputi Lacsado. The address of the Corporation's initial agent for service of process is 6609 Bancroft Ave., Oakland, CA 94605.

ARTICLE VII

The initial street address and initial mailing address of this corporation is 6609 Bancroft Ave., Oakland, CA 94605.

Tiffany Rose Naputi Lacsado, Incorporator

